

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Ilan Danieli
Chief Executive Officer
Precipio, Inc.
4 Science Park
New Haven, Connecticut 06511

      Re: Precipio, Inc.
          Registration Statement on Form S-1
          Filed February 1, 2019
          File No. 333-229478

Dear Mr. Danieli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Electronics and Machinery

cc: Thomas A. Rose, Esq.